Exhibit 99.1

BioNTech completes Acquisition of
Kite’s Neoantigen TCR Cell Therapy R&D Platform and Manufacturing Facility in Gaithersburg, Maryland

MAINZ, Germany & Santa Monica, USA, 4. August 2021 – BioNTech SE (Nasdaq: BNTX, “BioNTech”) and Kite, a Gilead Company (Nasdaq: GILD, “Kite”) today announced the closing of the acquisition of the solid tumor neoantigen T cell receptor (TCR) R&D platform and clinical manufacturing facility’s assets and leases in Gaithersburg, MD, from Kite. The transaction was announced on July 19, 2021.

The acquisition strengthens BioNTech’s cell therapy pipeline by accelerating the individualized solid tumor Neoantigen TCR cell therapy research and development program. It also expands the Company’s cell therapy capabilities and manufacturing footprint in North America, building on its acquisition of Neon Therapeutics in 2020. With three acquisitions completed in the last 14 months, BioNTech confirms its strategy of complementing organic growth through targeted acquisitions that expand its capabilities and accelerate development of its broad immunotherapy pipeline.

All Kite employees at the Gaithersburg facility were offered employment with BioNTech prior to closing. The plant will be fully integrated into BioNTech’s US-operations and the global manufacturing network.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma and Pfizer. For more information, please visit www.BioNTech.de.

About Kite

Kite, a Gilead Company, is a global biopharmaceutical company based in Santa Monica, California, with commercial manufacturing operations in North America and Europe. Kite’s singular focus is cell therapy to treat and potentially cure cancer. As the cell therapy leader, Kite has more approved CAR T indications to help more patients than any other company. For more information on Kite, please visit www.kitepharma.com.

About Gilead Sciences

Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis and cancer. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, California.

Kite, the Kite logo and GILEAD are trademarks of Gilead Sciences, Inc. or its related companies.

For more information on Kite, please visit the company’s website at www.kitepharma.com or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000. Follow Kite on social media on Twitter (@KitePharma) and LinkedIn.

BioNTech Forward-Looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the expected impact of the acquisition on BioNTech’s business; the creation of long-term value for BioNTech shareholders; potential synergies between BioNTech and the acquired Kite assets; and BioNTech’s global expansion strategy. Any forward-looking statements in this press release are based on BioNTech management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the reaction of third parties to the proposed merger, the retention of employees at the acquired sites, BioNTech’s plans with respect to the acquired assets, the future growth of BioNTech’s business and the possibility that integration following the proposed acquisition may be more difficult than expected, uncertainties related to the initiation, timing and conduct of studies and other development requirements for the acquired TCR product candidates; the risk that any one or more of the acquired product candidates will not be successfully developed and commercialized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials;  and risks related to BioNTech’s ability to protect and maintain the acquired intellectual property position.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Gilead and Kite Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors. These and other risks, uncertainties and other factors are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, as filed with the U.S. Securities and Exchange Commission. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are based on information currently available to Kite and Gilead, and Kite and Gilead assume no obligation and disclaim any intent to update any such forward-looking statements.

BioNTech Contacts

Jasmina Alatovic, Media Relations

+49 (0)6131 9084 1513

Media@biontech.de

Sylke Maas, Ph.D., Investor Relations

+49 (0)6131 9084 1074

Investors@biontech.de

Kite Contacts

Mary Lynn Carver, Media

+1 (410) 443-1853

Jacquie Ross, Investors

+1 (650) 358-1054

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